New York Life Insurance Company 44 S. Broadway White Plains, NY 10601 Tel: 914-846-3178 Email: haroula_kordolemisballas @newyorklife.com Haroula Ballas Associate General Counsel

August 16, 2023

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

NYLIAC Variable Annuity Separate Account – III

Post-Effective Amendment to Form N-4 Registration Statement (File Nos. 811-08904 and 333-228039)

Dear Mr. Rosenberg:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on August 15, 2023, in connection with the above-referenced post-effective amendment filed on July 13, 2023. For your convenience each of the comments is set forth below, followed by our response to the comment.

1.	Staff Comment:

If the Annual Fee minimum and maximum for the Investment Preservation Rider (IPR) in the KIT are impacted by the Rate Sheet Prospectus Supplement, these charges should be included in the Rate Sheet Prospectus Supplement and there should be a cross reference in the KIT to the Rate Sheet Prospectus Supplement for current charges.

Response: We have added the Ongoing Fees and Expenses section of the KIT into the Rate Sheet Prospectus Supplement and included a cross reference in the prospectus to the Rate Sheet Prospectus Supplement.

2.	Staff Comment:

If the Lowest and Highest Annual Cost examples are impacted by the changes to the charges made via the Rate Sheet Prospectus Supplement, these examples should be included in the Rate Sheet Prospectus Supplement with a cross reference in the prospectus.

Response: We have added the Lowest and Highest Annual Cost examples into the Rate Sheet Prospectus Supplement and included a cross reference in the prospectus to the Rate Sheet Prospectus Supplement.

3.	Staff Comment:

Include the Fidelity VIP Government Money Market Portfolio (“Money Market Portfolio”) in the Annual Fee minimum and maximum for the Investment options (Portfolio fees and expenses) and in the Lowest and Highest Annual Cost examples.

Response: The Money Market Portfolio is only available to California residents over 60 who choose to allocate to the Portfolio during the Free Look period. Given the limited availability of the Portfolio, it has not been included in the Annual Fee minimum and maximum for the Investment options in the KIT nor in the Lowest and Highest Annual Cost examples. There is disclosure in the footnote to Annual Fee minimum and maximum for the Investment options reflecting that the minimum would be lower for California residents choosing to make an allocation to the Money Market Portfolio.

4.	Staff Comment:

The restrictions relating to the IPR Death Benefit in the Important Information You Should Consider About The Policy should be made more succinct. It should also be clarified that the description is of the IPR Death Benefit which is one component under the Standard Death Benefit.

Response: We have condensed the restrictions relating to the IPR Death Benefit in the Restrictions under the Important Information You Should Consider About The Policy to a brief paragraph:

•

Where the IPR Guarantee Percentage is 101% or more, the amount of the IPR Death Benefit will depend on whether you die during the first eight or last two years of the 10 year Holding Period. Additionally, if you elect an IPR Reset where the IPR Guarantee Percentage is 101% or more, the amount of the IPR Death Benefit will depend on whether you die during the first eight or last two years of the new Holding Period. The Guaranteed Amount becomes payable as the IPR Death Benefit only if you die during the last two years of the Rider Holding Period.

We have kept the more detailed IPR Death Benefit description elsewhere in the prospectus as a fuller explanation and have revised the description of the IPR Death Benefit where an IPR Reset is elected as follows to clarify that the description specifically refers to the IPR Death Benefit:

•

If you elect an IPR Reset where the IPR Guarantee Percentage is 101% or more, a new Holding Period will begin as of the Rider Reset Effective Date. If you die before the last two years of the new Holding Period, ~~your beneficiaries will receive~~ the IPR Death Benefit will be equal to the Accumulation Value as of the Rider Reset Effective Date less any proportional withdrawals. If you die in the last two years of the new Holding Period, the IPR Death Benefit will be equal to the Guaranteed Amount.

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We appreciate your review of our responses to your comments. We intend to incorporate revisions noted and any other non-material changes in the Registration Statement by means of a post effective amendment filed pursuant to 485(b) under the Securities Act of 1933, on or about September 13, 2023.

If you have any comments or questions, please feel free to contact me at (914) 846-3178.

Sincerely,

/s/ Haroula Ballas
Haroula Ballas

Associate General Counsel